UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

NXChain inc.
(formerly AgriVest Americas, Inc.)

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

629471 103

(CUSIP Number)

Harald Ellefsen
Havanti AS

Gustavs Gate 1, 0351

Oslo, Norway

+47 91691643

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629471 103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Havanti AS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,757,796 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,757,796 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,757,796 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.22%
14	TYPE OF REPORTING PERSON* OO

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CUSIP No. 629471 103

This amended statement on Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 5, 2011 by Havanti AS with respect to shares of common stock of NXChain Inc.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of NXChain, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11754 Willard Avenue, Tustin, CA 92782.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a) This Statement is hereby filed by Havanti AS, a company incorporated under the laws of Norway, whose registration number in the Norwegian Company Registry is 980 484 912 (“Havanti”). The sole director, executive officer and controlling person of Havanti is Harald Ellefsen, who serves as its Chairman.

(b) Havanti’s and Mr. Ellefsen’s principal business address is Gustavs Gate 1, 0351 Oslo, Norway.

(c) Mr. Ellefsen is a citizen of Norway.

(d) During the past five years, neither Havanti nor Mr. Ellefsen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Havanti nor Mr. Ellefsen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (c) above.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The source of funds used to purchase the securities reported herein was the working capital of Havanti. The aggregate purchase price used to purchase the shares of Common Stock of the Issuer was $277,170.00.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

As previously disclosed on Schedule 13D filed November 23, 2015, on November 9, 2015, prior to the Reverse Split (as defined below), Havanti and the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Havanti agreed to acquire 35,125,000 shares of Common Stock of the Issuer (the “Purchased Shares”) for an aggregate purchase price of $200,000.00. The transactions contemplated by the Purchase Agreement were consummated on November 19, 2015. Immediately prior to the consummation of the sale of the Purchased Shares to Havanti, the Company was a shell company with no operating business. As a result of the sale of the Purchased Shares, Havanti acquired effective control of the Issuer.

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CUSIP No. 629471 103

On December 30, 2015, the Issuer filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware to (i) effectuate a stock combination or reverse stock split, whereby every 33.7468 outstanding shares of Common Stock were converted into one share of Common Stock (the “Reverse Split”), and (ii) change the name of the Issuer from AgriVest Americas, Inc. to NXChain Inc. The Amendment became effective immediately upon filing on December 30, 2015. After giving effect to the Reverse Split, Havanti held 1,040,838 shares of Common Stock.

On April 20, 2016, Havanti and the Issuer entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which the Issuer agreed to issue 7,716,958 shares of Common Stock to Havanti for an aggregate purchase price of $77,170. The transactions contemplated by the Subscription Agreement were consummated on April 20, 2016.

It is the intention of Havanti to establish the Company as a provider of a digital currency, or crypto currency, and for the Issuer to engage as a peer-to-peer lender using such crypto currency. The Issuer intends to enter such markets by acquiring an entity of which Havanti is a stockholder. On March 9, 2016, the Issuer entered into a non-binding letter of intent (the “Letter of Intent”) for the acquisition and merger of LXCCoin Limited, a United Kingdom limited company, of which Havanti is a stockholder and of which Henrik Ellefsen, the son of Harald Ellefsen, the sole officer, director and stockholder of Havanti, is the Chief Executive Officer and a principal stockholder. Such an acquisition and merger would result in (i) the issuance of additional shares of Common Stock and (ii) a change in the present Board of Directors and executive officers of the Issuer. Completion of the acquisition and merger is contingent upon certain closing conditions, including customary due diligence considerations, the negotiation, execution and delivery of a share exchange agreement by the parties, and board and stockholder approval. There can be no assurances that a share exchange agreement or closing will occur based on satisfaction of these conditions. Due to the non-binding nature of the Letter of Intent, the terms of the proposed transaction remain subject to change.

Havanti is holding its shares of Common Stock for investment purposes.  Havanti does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Havanti may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

Pursuant to Rule 13d-3(a), at the close of business on April 20, 2016, the Issuer had 10,040,838 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Statement, Havanti has sole power to vote and direct the disposition of 8,757,796 shares of Common Stock, which shares constitute approximately 87.22% of the issued and outstanding shares of the Issuer.  Havanti has not effected any transactions in the Common Stock during the past 60 days, except as described in this Statement.  Havanti has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock it owns.

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CUSIP No. 629471 103

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

Except as described in Item 4 of this Statement, to the best knowledge of Havanti, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Havanti and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock held by Havanti.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit No.	Description
10.1*	Subscription Agreement, dated April 20, 2016, by and between the Issuer and Havanti AS.

* Previously filed as an exhibit to Form 4, filed April 22, 2016.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2016	HAVANTI AS

	By:	/s/ Harald Ellefsen
Harald Ellefsen, Chairman

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